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                                                                  EXHIBIT 23.2


                         Independent Auditors' Consent


The Board of Directors
Intensiva HealthCare Corporation and Subsidiaries:

We consent to the inclusion of our report dated January 31, 1996, except as to note 9, which is as of September 10, 1996, relating to the consolidated balance sheets of Intensiva HealthCare Corporation and Subsidiaries as of December
31, 1994 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for the period from July 18, 1994 (inception) through December 31, 1994 and the year ended December 31, 1995, included in the registration statement and to the references to our firm under the headings "Selected Consolidated Financial Data" and "Experts" in the prospectus.



                                                       KPMG Peat Marwick LLP


St. Louis, Missouri
October 10, 1996